EXHIBIT 99.2

Consolidated Financial Statements
December 31, 2017

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2017. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2017.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2017.

February 15, 2018

/s/ Tobias Lütke
Tobias Lütke
Chief Executive Officer

/s/ Russell Jones
Russell Jones
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Shopify Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Shopify Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Ottawa, Ontario, Canada
February 15, 2018

We have served as the Company’s auditor since 2011, which includes periods before the Company became subject to SEC reporting requirements.

Shopify Inc.
Consolidated Balance Sheets
Expressed in US $000’s except share amounts

		As at
		December 31, 2017	December 31, 2016
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	141,677	84,013
Marketable securities	5	796,362	308,401
Trade and other receivables	6	21,939	9,599
Merchant cash advances receivable, net	7	47,101	11,896
Other current assets	8	18,598	8,989
		1,025,677	422,898
Long-term assets
Property and equipment, net	9	50,360	45,719
Intangible assets, net	10	17,210	6,437
Goodwill	11	20,317	15,504
		87,887	67,660
Total assets		1,113,564	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	12	62,576	45,057
Current portion of deferred revenue		30,694	20,164
Current portion of lease incentives	13	1,484	1,311
		94,754	66,532
Long-term liabilities
Deferred revenue		1,352	922
Lease incentives	13	14,970	12,628
Deferred tax liability	19	1,388	—
		17,710	13,550
Commitments and contingencies	15
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 87,067,604 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,810,084 and 12,374,528 issued and outstanding	16	1,077,477	468,494
Additional paid-in capital		43,392	27,009
Accumulated other comprehensive income (loss)	17	3,435	(1,818)
Accumulated deficit		(123,204)	(83,209)
Total shareholders’ equity		1,001,100	410,476
Total liabilities and shareholders’ equity		1,113,564	490,558

The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board:

"/s/ Tobias Lütke"                "/s/ Steven Collins"
Tobias Lütke                Steven Collins
Chairman, Board of Directors        Chairman, Audit Committee

Shopify Inc.
Consolidated Statements of Operations and Comprehensive Loss
Expressed in US $000’s, except share and per share amounts

		Years ended
		December 31, 2017	December 31, 2016
	Note	$	$
Revenues
Subscription solutions	20	310,031	188,606
Merchant solutions	20	363,273	200,724
		673,304	389,330
Cost of revenues
Subscription solutions		61,267	39,478
Merchant solutions		231,784	140,357
		293,051	179,835
Gross profit		380,253	209,495
Operating expenses
Sales and marketing		225,694	129,214
Research and development		135,997	74,336
General and administrative		67,719	43,110
Total operating expenses		429,410	246,660
Loss from operations		(49,157)	(37,165)
Other income
Interest income, net		7,850	1,536
Foreign exchange gain		1,312	274
		9,162	1,810
Net loss		(39,995)	(35,355)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	17	5,253	(1,818)
Comprehensive loss		(34,742)	(37,173)

Basic and diluted net loss per share attributable to shareholders	18	$(0.42)	$(0.42)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	18	95,774,897	83,988,597

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Statements of Changes in Shareholders’ Equity
Expressed in US $000’s except share amounts

		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Note	Shares	Amount $
As at December 31, 2015		80,089,858	231,452	11,719	—	(47,854)	195,317
Exercise of stock options		3,037,644	9,077	(4,915)	—	—	4,162
Stock-based compensation		—	—	23,545	—	—	23,545
Vesting of restricted shares		48,238	202	—	—	—	202
Vesting of restricted share units		104,740	3,340	(3,340)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $9,859	1	6,125,000	224,423	—	—	—	224,423
Net loss and comprehensive loss for the year		—	—	—	(1,818)	(35,355)	(37,173)
As at December 31, 2016		89,405,480	468,494	27,009	(1,818)	(83,209)	410,476
Exercise of stock options		3,322,993	24,959	(10,185)	—	—	14,774
Stock-based compensation		—	—	50,535	—	—	50,535
Vesting of restricted share units		824,215	23,967	(23,967)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $15,518	1	6,325,000	560,057	—	—	—	560,057
Net loss and comprehensive loss for the year		—	—	—	5,253	(39,995)	(34,742)
As at December 31, 2017		99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Consolidated Statements of Cash Flows
Expressed in US $000’s

		Years ended
		December 31, 2017	December 31, 2016
	Note	$	$
Cash flows from operating activities
Net loss for the year		(39,995)	(35,355)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation		23,382	13,967
Stock-based compensation		49,163	22,896
Provision for uncollectible receivables related to merchant cash advances		2,606	1,028
Vesting of restricted shares		—	202
Unrealized foreign exchange gain		(1,604)	(969)
Changes in operating assets and liabilities:
Trade and other receivables		(13,037)	(2,356)
Merchant cash advances receivable		(37,811)	(12,924)
Other current assets		(3,706)	(2,604)
Accounts payable and accrued liabilities		15,428	19,813
Deferred revenue		10,960	7,699
Lease incentives	13	2,515	2,620
Net cash provided by operating activities		7,901	14,017
Cash flows from investing activities
Purchase of marketable securities		(1,129,263)	(369,208)
Maturity of marketable securities		642,073	139,872
Acquisitions of property and equipment		(20,043)	(23,773)
Acquisitions of intangible assets		(4,219)	(2,463)
Acquisition of businesses, net of cash acquired	21	(15,718)	(14,114)
Net cash used in investing activities		(527,170)	(269,686)
Cash flows from financing activities
Proceeds from the exercise of stock options		14,774	4,162
Proceeds from public offering, net of issuance costs	1	560,057	224,423
Net cash provided by financing activities		574,831	228,585
Effect of foreign exchange on cash and cash equivalents		2,102	1,027
Net increase (decrease) in cash and cash equivalents		57,664	(26,057)
Cash and cash equivalents – Beginning of Year		84,013	110,070
Cash and cash equivalents – End of Year		141,677	84,013

Non-cash investing activities:
Acquired property and equipment remaining unpaid		1,764	587
Capitalized stock-based compensation		1,372	649

The accompanying notes are an integral part of these consolidated financial statements.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. The Company builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

Public Offerings

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560,057 after deducting underwriting discounts and commissions of $14,390 and other offering expenses of $1,128.

In August 2016, the Company completed a public offering, in which it issued and sold 8,625,000 Class A subordinate voting shares at a public offering price of $38.25 per share, including the 1,125,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option, and 2,500,000 Class A subordinate voting shares which were sold by selling shareholders. The Company received net proceeds of $224,423 after deducting underwriting discounts and commissions of $8,786 and other offering expenses of $1,073.

2.	Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its directly and indirectly wholly owned subsidiaries including, but not limited to: Shopify Payments (Canada) Inc., incorporated in Canada; Shopify International Limited, incorporated in Ireland; Shopify Capital Inc., incorporated in the state of Virginia in the United States; Shopify LLC, Shopify Payments (USA) Inc. and Shopify Holdings (USA) Inc., incorporated in the state of Delaware in the United States; and Oberlo UAB, incorporated in Lithuania. All intercompany accounts and transactions have been eliminated upon consolidation.
These consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), including the applicable rules and regulations of the Securities and Exchange Commission (SEC) regarding financial reporting.

3.	Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these consolidated financial statements include: estimates related to revenue recognition; estimates related to refundable tax credits; provision for uncollectible receivables related to merchant cash advances and chargebacks on Shopify Payments transactions

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; fair value of acquired intangible assets; capitalization of software development costs; estimated useful lives of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of stock-based awards. Actual results may differ from the estimates made by management.

Revenue Recognition

The Company’s sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.
The Company recognizes revenue when all of the following criteria are met:
•There is persuasive evidence of an arrangement;
•The services have been or are being provided to the merchant;
•The amount of fees to be paid by the merchant is fixed or determinable; and
•The collection is reasonably assured.

The Company follows the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether the Company should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping and the sales of Apps on a net basis as it has been determined that the Company is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement, in that it is the primary obligor for providing services and assumes the risk of any loss or changes in costs.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements can include multiple elements, which may consist of some or all of the Company's subscription solutions. When multiple-element arrangements exist, the Company evaluates whether these individual deliverables should be accounted for as separate units of accounting or one single unit of accounting. In order to treat deliverables in a multiple-element arrangement as separate units of accounting, the delivered item or items must have standalone value upon delivery. A delivered item has standalone value to the customer when either (1) any vendor sells that item separately or (2) the customer could resell that item on a standalone basis. Each of the Company's subscription solutions have standalone value, as the solutions are sold separately. Accordingly, the Company considers the separate units of accounting in multiple deliverable arrangements to be the subscription fees, themes, apps and domain names. When multiple deliverables included in an arrangement are separable into different units of accounting, the arrangement consideration is allocated to the identified separate units of accounting based on their relative selling price. Multiple-element arrangement accounting guidance provides a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence (TPE) of selling price is used to establish the selling price if it exists. The Company has not established VSOE for its subscription solutions due to lack of pricing consistency, the introduction of new services and other factors. The Company has also concluded that TPE of selling price is not a practical alternative due to differences in the Company's service offerings compared to other parties and the availability of relevant third-party pricing information. Accordingly, the Company uses its best estimate of selling price (BESP) to determine the relative selling price for our subscription solutions.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company determined BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative selling prices.

Subscription Solutions

Subscription revenue is recognized on a ratable basis over the contractual term. The terms range from monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Payments received in advance of services being rendered are recorded as deferred revenue and recognized on a ratable basis over the requisite service period.

The Company also sells separately priced Themes and Apps to merchants for which revenue is recognized at the time of the sale. The right to use domain names is also sold separately and is recognized on a ratable basis over the contractual term, which is generally an annual term. Revenue from Themes, as well as Apps and Domains have been classified within Subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

Merchant Solutions

The Company generates merchant solutions revenue by providing additional value to merchants to increase their use of the platform. The majority of its merchant solutions revenue is from fees that it charges merchants on their customer orders processed through Shopify Payments. The Company also derives merchant solutions revenue relating to Shopify Shipping, Shopify Capital, other transaction services and referral fees, as well as from the sale of Point-of-Sale (POS) hardware. For the sale of POS hardware, revenue is recognized when title passes to the merchant, in accordance with the shipping terms. Revenues earned from Shopify Payments, Shopify Shipping, other transaction services, and referral fees are recognized at the time of the transaction. The Company offers Shopify Capital, a merchant cash advance (MCA) program to eligible merchants. The Company applies underwriting criteria prior to purchasing the eligible merchant's future receivables to help ensure collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount. The purchase price is paid to the merchant at the time the MCA is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been fully remitted.  As cash remittances are collected by the Company, a portion is recognized ratably as a reduction to the merchant's receivable balance, and a portion, which is related to the discount, is recognized ratably as merchant solutions revenue.

Cost of Revenues

The Company’s cost of revenues consists of payments for Themes and Domain registration, credit card fees, hosting infrastructure costs, an allocation of costs incurred by both the operations and support functions, and amortization of capitalized software development costs. In addition, included in the cost of merchant solutions are costs associated with credit card processing, and the cost of POS hardware.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes all direct and incremental costs incurred during the application development phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Maintenance costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing expenses during the years ended December 31, 2017 and 2016 were $92,031 and $58,348 respectively.

Operating Leases

The total payments and costs associated with operating leases, including leases that contain lease inducements and uneven payments, are aggregated and amortized on a straight-line basis over the initial lease term of each respective agreement.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the Consolidated Statements of Operations and Comprehensive Loss as an operating expense over the requisite service period.

The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company's Fourth Amended and Restated Stock Option Plan (the "Legacy Option Plan") and the new Stock Option Plan (the "Stock Option Plan") are from treasury.

The fair value of restricted share units (RSUs) is measured using the fair value of the Company's shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company's Long Term Incentive Plan (LTIP) are from treasury.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company evaluates tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. Tax benefits related to tax positions not deemed to meet the “more-likely-than-not” threshold are not permitted to be recognized in the consolidated financial statements. The Company classifies accrued interest and penalties related to liabilities for income taxes in income tax expense.

Earnings Per Share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the Company by the weighted average number of shares of common stock outstanding during the year, plus the effect of dilutive potential common stock outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common stock had been exercised at the latest of the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common stock of the Company at the average fair value of the common stock during the year.

Foreign Currency Transactions

The functional and reporting currency of the Company and its subsidiaries is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are re-measured to United States dollars using the exchange rates at the consolidated balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are measured in United States dollars using historical exchange rates. Revenues and expenses are measured using the actual exchange rates prevailing on the dates of the transactions. Gains and losses resulting from re-measurement are recorded in the Company’s Consolidated Statements of Operations and Comprehensive Loss as Foreign exchange gain (loss), with the exception of foreign exchange forward contracts used for hedging which are re-measured in Other Comprehensive Income (Loss) and the gain (loss) is then reclassified into earnings to either cost of revenue or operating expenses in the same period, or period, during which the hedged transaction affects earnings.

Cash and Cash Equivalents

The Company considers all short term highly liquid investments purchased with original maturities at their acquisition date of three months or less to be cash equivalents.

Marketable Securities

The Company’s marketable securities consist of U.S. and Canadian federal agency bonds, U.S. term deposits, corporate bonds and money market funds, and mature within 12 months from the date of purchase. Marketable securities are classified as held-to-maturity at the time of purchase and this classification is re-evaluated as of each consolidated balance sheet date. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost, which approximates their fair market value. Interest on these securities, as well as amortization/accretion of premiums/discounts, are included in interest income. All investments are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value determined to be other than temporary are determined based on the specific identification method and are reported in other income (expense) in the Consolidated Statements of Operations and Comprehensive Loss.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Fair Value Measurements

The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, foreign exchange contracts, trade accounts payable and accruals, and employee related accruals approximate fair value due to the short-term maturities of these instruments.

The Company measures the fair value of its financial assets and liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Inventory

The Company holds inventory related to its POS hardware. Inventories are stated at the lower of cost or net realizable value. Inventories are written down for estimated obsolescence equal to the difference between inventory cost and estimated net realizable value based on a combination of historical usage and assumptions based on expected usage related to estimated future merchant and market demands. The Company utilizes the first-in, first-out (FIFO) method for determining the cost of inventories.

Derivatives and Hedging

The majority of the Company's derivative products are foreign exchange forward contracts which are designated as cash flow hedges consisting of foreign currency forecasted revenue, cost of revenue and operating expenses. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties. The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar (CAD) denominated costs and current and future obligations.

The Company's foreign currency forward contracts generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts are recorded in accumulated other comprehensive income (AOCI). The effective portion of the gain or loss on each forward contract is reported as a component of AOCI and reclassified into earnings to either cost of revenue or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other income (expense).

For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative's hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

In addition, the Company has a master netting agreement with each of the Company's counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company presents its derivative instruments on a net basis in the consolidated financial statements.

Provision for Uncollectible Receivables Related to MCAs

Merchant cash advance receivables represents the aggregate amount of MCA related receivables owed by merchants as of the consolidated balance sheet date, net of an allowance for uncollectible amounts. The Company estimates the allowance based on an assessment of various factors, including historical trends, merchants' gross merchandise volume, and other factors that may affect the merchants' ability to make future payments on the receivables. Additions to the allowance are reflected in current operating results, while charges against the allowance are made when losses are incurred. These additions are classified within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Recoveries are reflected as a reduction in the allowance for uncollectible receivables related to MCAs when the recovery occurs.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Computer equipment is depreciated over the shorter of three years or their estimated useful lives while office furniture and equipment are depreciated over four years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases, which range from three to thirteen years.

The carrying values of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Purchased software, acquired technology, acquired customer relationships, and capitalized software development costs are amortized into cost of revenues and operating expenses over a two or three year period, depending on the nature of the asset.

The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The determination of whether any impairment exists includes a comparison of estimated undiscounted future cash flows anticipated to be generated over the remaining life of the asset to the net carrying value of the asset. If the estimated undiscounted future cash flows associated with the asset are less than the carrying value, an impairment loss will be recorded based on the estimated fair value.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually. Should certain events or indicators of impairment occur between annual impairment tests, the Company will perform the impairment test as those events or indicators occur. Examples of such events or circumstances include the following: a significant decline in the Company’s expected future cash flows; a

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

sustained, significant decline in the Company’s fair value; a significant adverse change in the business climate; and slower growth rates.

Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The qualitative assessment considers the following factors: macroeconomic conditions, industry and market considerations, cost factors, overall company financial performance, events affecting the reporting unit, and changes in the Company’s fair value. If the reporting unit does not pass the qualitative assessment, the Company carries out a two-step test for impairment of goodwill. The first step of the test compares the fair value of the reporting unit with the carrying value of its net assets. If the fair value of the reporting unit is greater than its carrying value, no impairment results. If the fair value of the reporting unit is less than its carrying value, the Company performs the second step of the test for impairment of goodwill. During the second step of the test, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the implied fair value of goodwill is less than the carrying value, an impairment charge would be recorded in the Consolidated Statements of Operations and Comprehensive Loss. The Company has one reporting unit and evaluates goodwill for impairment at the entity level.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations and comprehensive loss.

Segment Information

The Company’s chief operating decision maker (CODM) is a function comprised of two executives, specifically the Chief Executive Officer and the Chief Financial Officer. The CODM is the highest level of management responsible for assessing Shopify’s overall performance, and making operational decisions such as resource allocations related to operations, product prioritization, and delegations of authority. Management has determined that the Company operates in a single operating and reportable segment.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Years ended
	December 31, 2017			December 31, 2016
	GAAP Amounts As Reported	Exchange Rate Effect (2)	At 10% Stronger CAD Rate (3)	GAAP Amounts As Reported	Exchange Rate Effect (2)	At 10% Stronger CAD Rate (3)
	(in thousands)
Revenues	$673,304	$1,104	$674,408	$389,330	$659	$389,989
Cost of revenues	(293,051)	(2,131)	(295,182)	(179,835)	(1,281)	(181,116)
Operating expenses	(429,410)	(19,068)	(448,478)	(246,660)	(11,469)	(258,129)
Loss from operations	$(49,157)	$(20,095)	$(69,252)	$(37,165)	$(12,091)	$(49,256)

(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were.

Accounting Pronouncements Adopted in the Year

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. The standard was effective for annual periods beginning after December 15, 2016. This standard did not have a material impact on the Company's consolidated financial statements because under this standard the Company continued to account for forfeitures based on the estimated forfeiture rate and the tax implications are currently not applicable to the Company.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All of these accounting standard updates become effective for reporting periods beginning after December 15, 2017.

The Company is finalizing its assessment of the impact of the adoption of this new revenue standard on the consolidated financial statements and related disclosures. The Company has determined that it will be required to capitalize certain sales commissions and expense these contract costs on a straight-line basis over the expected life of the related customer relationship. The Company will also need to provide expanded disclosures relating to the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company is implementing financial reporting system changes and related controls that are necessary to implement the new revenue standard. The Company has transitioned to the standard effective January 1, 2018 using the full retrospective approach.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company believes that this standard will have a material impact on its consolidated balance sheets and continues to assess the impact that adoption of this standard will have on the statement of operations and comprehensive loss.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 including interim periods within those periods and should be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017.

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", which will make more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The standard is effective for fiscal years beginning after December 15, 2018. Early

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

4.	Cash and Cash Equivalents

As at December 31, 2017 and 2016, the Company’s cash and cash equivalents balance was $141,677 and $84,013. These balances included $61,263 and $54,522, respectively, of money market funds and corporate bonds.

5.	Financial Instruments

As at December 31, 2017, the fair value of the Company’s financial instruments, which are measured or disclosed at fair value, were as follows:

	Fair Value Measurements Using
	Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
Corporate bonds and commercial paper	—	9,965	—
Marketable securities:
U.S. term deposits	65,284	—	—
U.S. federal bonds	119,057	—	—
Canadian federal bonds	19,940	—	—
Corporate bonds and commercial paper	—	593,554	—
Derivative assets:
Foreign exchange forward contracts	—	4,503	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	795	—

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

As at December 31, 2016, the fair value of the Company’s financial instruments, which are measured or disclosed at fair value, were as follows:

	Fair Value Measurements Using
	Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
U.S. federal bonds	—	9,994	—
Marketable securities:
U.S. term deposits	46,385	—	—
U.S. federal bonds	70,667	—	—
Corporate bonds and commercial paper	—	191,345	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	1,818	—

As at December 31, 2017 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $182,464 (December 31, 2016 - $104,344), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2017 and December 31, 2016.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of December 31, 2017, $4,230 of unrealized gains and $795 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income and current assets and current liabilities, respectively on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the year ended December 31, 2017, $3,398, of realized gains (2016 - realized loss of $475) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

6.	Trade and Other Receivables

	2017 $	2016 $
Unbilled revenues	7,616	2,293
Trade receivables	7,073	2,818
Refundable tax credits	2,048	1,514
Accrued interest	2,015	896
Leasehold incentives receivable	1,607	1,452
Sales tax receivable	832	390
Other receivables	748	236
	21,939	9,599

Unbilled revenues represent amounts not yet billed to merchants related to transaction fee and shipping charges, as at the consolidated balance sheet date.

7.	Merchant Cash Advances Receivable

	December 31, 2017	December 31, 2016
Merchant cash advances ("MCA") receivable, gross	$49,143	$12,924
Allowance for uncollectible MCA receivable	(2,042)	(1,028)
Merchant cash advances receivable, net	$47,101	$11,896

The following table summarizes the activities of the Company’s allowance for uncollectible MCA receivable:

	Years ended
	December 31, 2017	December 31, 2016
Allowance for uncollectible MCA receivable, beginning of the year	$1,028	$22
Provision for uncollectible MCA receivable	2,606	1,006
MCA receivable charged off	(1,592)	—
Allowance for uncollectible MCA receivable, end of the year	$2,042	$1,028

8.	Other Current Assets

	2017 $	2016 $
Prepaid expenses	7,239	5,347
Deposits	5,240	3,079
Foreign exchange contracts	4,503	41
POS hardware	1,616	522
	18,598	8,989

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

9.	Property and Equipment

	2017
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	43,058	10,541	32,517
Computer equipment	34,644	20,592	14,052
Office furniture and equipment	7,660	3,869	3,791
	85,362	35,002	50,360

	2016
	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	32,816	5,521	27,295
Computer equipment	25,572	10,888	14,684
Office furniture and equipment	5,987	2,247	3,740
	64,375	18,656	45,719

The following table illustrates the classification of depreciation in the Consolidated Statements of Operations and Comprehensive Loss.

	2017 $	2016 $
Cost of revenues	8,055	5,329
Sales and marketing	2,405	2,320
Research and development	4,654	1,920
General and administrative	1,466	822
	16,580	10,391

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

10.    Intangible Assets

	2017
	Cost $	Accumulated amortization $	Net book value $
Acquired technology and customer relationships	12,935	3,382	9,553
Software development costs	12,297	5,394	6,903
Purchased software	3,752	3,080	672
Domain names	591	509	82
	29,575	12,365	17,210

	2016
	Cost $	Accumulated amortization $	Net book value $
Acquired technology and customer relationships	1,071	250	821
Software development costs	6,750	2,557	4,193
Purchased software	3,689	2,442	1,247
Domain names	569	393	176
	12,079	5,642	6,437
Internal software development costs of $5,547 and $3,063 were capitalized during the years ended December 31, 2017 and 2016, respectively, and are classified within "Software development costs" as an intangible asset. Amortization expense related to the capitalized internally developed software was $2,837 and $1,414 for the years ended December 31, 2017 and 2016, respectively, and is included in cost of revenues and general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.
The following table illustrates the classification of amortization expense related to intangible assets in the consolidated statements of operations and comprehensive loss.

	2017 $	2016 $
Cost of revenues	5,983	1,305
Sales and marketing	312	939
Research and development	299	601
General and administrative	208	731
	6,802	3,576

Estimated future amortization expense related to intangible assets, as at December 31, 2017 is as follows:

Fiscal Year	Amount $
2018	8,032
2019	6,259
2020	2,482
2021	437
Total	17,210

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

11.    Goodwill

The Company’s goodwill was recognized upon the acquisitions of various companies including, but not limited to, Oberlo UAB, which was acquired during the year ended December 31, 2017, Kit CRM Inc. and Boltmade Inc., which were both acquired during the year ended December 31, 2016. Goodwill is attributable to the Company’s single reporting unit.

The Company performed its annual impairment test of goodwill as at September 30, 2017. The Company exercised its option to bypass the qualitative assessment pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. The Company determined that the consolidated business is represented by a single reporting unit and concluded that the estimated fair value of the reporting unit was greater than its carrying amount. As a result, the second step of the two-step goodwill impairment test was not required.
No goodwill impairment was recognized for the years ended December 31, 2017 and 2016.
The gross changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	$	$
Balance, beginning of the year	15,504	2,373
Acquisition of Oberlo UAB	4,813	—
Acquisition of Kit CRM Inc.	—	6,929
Acquisition of Boltmade, Inc.	—	5,450
Other Acquisitions	—	752
Balance, end of the year	20,317	15,504

12.	Accounts Payable and Accrued Liabilities

	2017 $	2016 $
Trade accounts payable and trade accruals	44,333	34,319
Employee related accruals	7,689	3,969
Accrued transaction losses	5,636	2,593
Accrued payroll taxes related to exercised stock options	2,921	1,611
Accrued sales tax	1,202	747
Foreign exchange forward contracts	795	1,818
	62,576	45,057

13.    Lease Incentives

The Company leases space for its offices. The Company’s principal lease is for its head office, which is located at 150 Elgin Street in Ottawa, Canada. This lease covers a period of twelve years, ten months that began on March 1, 2014. The lease includes an option to renew for a further five years. The Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreement also includes scheduled rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the expected term of the lease.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company also maintains other offices in Canada, the United States, Germany, Lithuania, and China. In most of these locations, the Company received leasehold incentives in the form of rent-free periods and fit-up allowances. The lease agreements also include scheduled rent increases that are not dependent on future events and therefore the lease payments are being accounted for on a straight-line basis over the expected term of the lease.

The following table represents the details of the Company’s lease incentives balance as of December 31, 2017 and 2016.

	2017 $	2016 $
Current portion	1,484	1,311
Long term portion	14,970	12,628
	16,454	13,939

14.    Credit Facility

In the first quarter of 2017, the Company increased its revolving credit facility with Royal Bank of Canada to $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at December 31, 2017 the effective rate was 3.50%, and no cash amounts have been drawn under this credit facility.

15.	Commitments and Contingencies

Operating Leases

The Company has entered into various non-cancellable operating leases for certain offices with contractual lease periods expiring between 2018 and 2036. Rent expense was $11,744 and $8,593 for the years ended December 31, 2017 and 2016, respectively.

Amounts of minimum future annual rental payments under non-cancellable operating leases in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
2018	15,271
2019	24,802
2020	28,768
2021	29,497
2022	29,016
Thereafter	235,667
Total future minimum lease payments	363,021

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

16.    Shareholders’ Equity

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

In 2008, the Board of Directors adopted and the Company’s shareholders approved the Legacy Stock Option Plan (“the Legacy Option Plan”). Immediately prior to the completion of the Company’s May 2015 IPO, and in connection with the closing of the offering, each option outstanding under the Legacy Option Plan became exercisable for one Class B multiple voting share. Following the closing of the Company’s IPO, no further awards were made under the Legacy Option Plan. The Legacy Option Plan continues to govern awards granted thereunder.

The Company’s Board of Directors and shareholders approved a new stock option plan (“Stock Option Plan”) as well as a LTIP, each of which became effective upon the closing of the Company's IPO on May 27, 2015. The Stock Option Plan allows for the grant of options to the Company’s officers, directors, employees and consultants. All options granted under the Stock Option Plan will have an exercise price determined and approved by the Company’s Board of Directors at the time of grant, which shall not be less than the market price of the Class A subordinate voting shares at such time. For purposes of the Stock Option Plan, the market price of the Class A subordinate voting shares shall be the volume weighted average trading price of the Class A subordinate voting shares on the NYSE for the five trading days ending on the last trading day before the day on which the option is granted. Options granted under the Stock Option Plan are exercisable for Class A subordinate voting shares. Both the vesting period and term of the options in the Stock Option Plan are determined by the Board of Directors at the time of grant. The majority of grants outstanding under both the Stock Option Plan and the Legacy Option Plan have been approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. Options granted under the Stock Option Plan since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months.

The LTIP provides for the grant of share units, or LTIP Units, consisting of RSUs, performance share units (PSUs), and deferred share units (DSUs). Each LTIP Unit represents the right to receive one Class A subordinate voting share in accordance with the terms of the LTIP. Unless otherwise approved by the Board of Directors, RSUs will vest as to 1/3 each on the first, second and third anniversary dates of the date of grant. Prior to November 2017 all RSU grants have been approved with a four year vesting schedule with 25% vesting after one year and the remainder vesting evenly over the remaining 36 months. RSUs granted since November 2017 have been approved with a three year vesting schedule with 1/3 vesting after one year and the remainder vesting evenly over the remaining 24 months. A PSU participant’s grant agreement will describe the performance criteria established by the Company’s Board of Directors that must be achieved for PSUs to vest to the PSU participant, provided the participant is continuously employed by or in the Company’s service or the service or employment of any of the Company’s affiliates from the date of grant until such PSU vesting

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

date. DSUs will be granted solely to directors of the Company, at their option, in lieu of their Board retainer fees. DSUs will vest upon a director ceasing to act as a director. As at the consolidated balance sheet date there have been nil PSUs or DSUs granted.

The maximum number of Class A subordinate voting shares reserved for issuance, in the aggregate, under the Company's Stock Option Plan and the LTIP was initially equal to 3,743,692 Class A subordinate voting shares. The number of Class A subordinate voting shares available for issuance, in the aggregate, under the Stock Option Plan and the LTIP will be automatically increased on January 1st of each year, beginning on January 1, 2016 and ending on January 1, 2026, in an amount equal to 5% of the aggregate number of outstanding Class A subordinate voting shares and Class B multiple voting shares on December 31st of the preceding calendar year. As at January 1, 2018 there were 10,740,971 shares available for issuance under the Company's Stock Option Plan and LTIP.

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the years ended December 31, 2017 and 2016:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2015	11,204,026	3.65	6.99	248,119	—	428,566	32.19
Stock options granted	2,021,723	31.73	—	—	16.13	—	—
Stock options exercised	(3,037,644)	1.37	—	—	—	—	—
Stock options forfeited	(288,712)	15.62	—	—	—	—	—
RSUs granted	—	—	—	—	—	2,116,701	29.60
RSUs settled	—	—	—	—	—	(104,740)	32.46
RSUs forfeited	—	—	—	—	—	(79,710)	28.90
December 31, 2016	9,899,393	9.74	6.78	328,003	—	2,360,817	29.97
Stock options granted	1,061,478	74.80	—	—	37.51	—	—
Stock options exercised	(3,322,993)	4.45	—	—	—	—	—
Stock options forfeited	(284,332)	31.65	—	—	—	—	—
RSUs granted	—	—	—	—	—	1,172,707	81.89
RSUs settled	—	—	—	—	—	(824,215)	28.85
RSUs forfeited	—	—	—	—	—	(210,631)	40.21
December 31, 2017	7,353,546	20.67	6.81	590,700	—	2,498,678	53.84

Stock options exercisable as of December 31, 2017	4,331,284	6.18	5.69	410,710
(1) As at December 31, 2017, 4,359,989 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 2,993,557 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's common stock as of December 31, 2017 and December 31, 2016.
The total intrinsic value of stock options exercised and RSUs settled during the years ended December 31, 2017 and 2016 was $311,354 and $96,926, respectively. The Aggregate intrinsic value of options exercised

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

is calculated as the difference between the exercise price of the underlying stock option awards and the market value on the date of exercise.
As of December 31, 2017 and 2016, there was $157,471 and $94,112, respectively, of remaining unamortized compensation cost related to unvested stock options and RSUs granted to the Company’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.89 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

Share-Based Compensation Expense

All share-based awards are measured based on the grant date fair value of the awards and recognized in the Consolidated Statements of Operations and Comprehensive Loss over the period during which the employee is required to perform services in exchange for the award (generally the vesting period of the award).

The Company estimates the fair value of stock options granted using the Black-Scholes option valuation model, which requires assumptions, including the fair value of our underlying common stock, expected term, expected volatility, risk-free interest rate and dividend yield of the Company's common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, share-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. The Company uses the Volume Weighted Average Price for its common stock as reported on the New York Stock Exchange.

•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of post-vesting holding period.

•
Expected Volatility. The Company determines the price volatility factor based on a weighted combination of the Company's historical volatility and the historical volatility of publicly traded industry peers. To determine its peer group of companies, the Company considers public companies in the technology industry and selects those that are similar to us in size, stage of life cycle, and financial leverage. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The assumptions used to estimate the fair value of stock options granted to employees are as follows:

	2017	2016
Expected volatility	56.0%	59.1%
Risk free interest rate	1.85%	1.32%
Dividend yield	Nil	Nil
Average expected life	5.15	5.07

In addition to the assumptions used in the Black-Scholes option valuation model, the Company must also estimate a forfeiture rate to calculate the share-based compensation expense for our awards. The Company's forfeiture rate is based on an analysis of its actual forfeitures. The Company will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Changes in the estimated forfeiture rate can have a significant impact on share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher/lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase/decrease to the share-based compensation expense recognized in the consolidated financial statements.

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Years ended
	December 31, 2017	December 31, 2016
	$	$
Cost of revenues	1,102	629
Sales and marketing	8,986	3,951
Research and development	31,338	14,318
General and administrative	7,737	4,200
	49,163	23,098

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

17.    Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the years ended December 31, 2017 and 2016:

	Gains and Losses on Cash Flow Hedges (all amounts net of tax)
	Years ended
	December 31, 2017	December 31, 2016
Balance, beginning of the year	$(1,818)	$—

Other comprehensive income (loss) before reclassifications	8,651	(2,293)
Amounts reclassified from accumulated other comprehensive income (loss)	(3,398)	475
Other comprehensive income (loss), net of tax	5,253	(1,818)
Balance, end of the year	$3,435	$(1,818)

18.    Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Years ended
	December 31, 2017	December 31, 2016
Basic and diluted weighted average number of shares outstanding	95,774,897	83,988,597
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	7,353,546	9,899,393
Restricted share units	2,498,678	2,360,817
	9,852,224	12,260,210

In the years ended December 31, 2017 and 2016, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

19.	Income Taxes

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2017 and 2016 is as follows:

	2017 $	2016 $
Comprehensive loss	(34,742)	(37,173)
Expected income tax expense at Canadian statutory income tax rate of 26.51% (2016-26.51%)	(9,211)	(9,856)
Permanent differences	13,015	5,099
Share issuance costs	(4,502)	(2,965)
Stock-based compensation benefits	(4,722)	—
State tax losses	(4,875)	—
Other items	367	(39)
Foreign tax rate differential	711	(664)
Increase in valuation allowance	9,217	8,425
Provision for income tax (recovery) expense	—	—
During the years ended December 31, 2017 and 2016, the loss before income taxes includes foreign income loss of $3,686 and $1,791, respectively.
The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2017 and 2016 are as follows:

	2017 $	2016 $
Deferred tax assets
State tax loss carryforwards	6,839	—
Share issuance costs	6,662	4,662
Lease accruals and reserves	5,747	4,827
Tax loss carryforwards	4,283	4,936
SR&ED expenditure carryforwards	3,486	3,363
Temporary differences on capital and intangible assets	3,236	2,596
Investment tax credits	3,046	2,766
Stock based compensation expense	237	689
Total deferred tax assets	33,536	23,839
Valuation allowance	(31,653)	(22,436)
	1,883	1,403
Deferred tax liabilities
Capitalized software development costs	3,271	1,403
Total deferred tax liabilities	3,271	1,403
Net deferred tax liability	1,388	—
The Company has determined that it is not more likely than not that it will realize any of its deferred tax assets, and therefore a full valuation allowance has been established against the total deferred tax assets.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The Company does not have any unrecognized tax benefits.
The Company's accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. In the years ended December 31, 2017 and 2016, there was no interest or penalties related to uncertain tax positions.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada. The Company and its subsidiaries in the United States (U.S.) file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company remains subject to audit by the relevant tax authorities for the years ended 2012 through 2017.

As of December 31, 2017, a corporate income tax audit by the Canadian Revenue Agency (CRA) for the year ended December 31, 2015 remains open. The Company is subject to the possibility of penalty and interest amounts arising from the outcome of this CRA audit. As of December 31, 2017, the Company believes that interest and penalties resulting from the CRA audit are reasonably estimable but not probable. As a result, the Company has not recorded a contingent liability related to the CRA audit.

On December 22, 2017 the United States signed into law the Tax Cuts and Jobs Act. As a result of this law, the United States federal corporations tax rate decreased to 21% beginning January 1, 2018. During the year ending December 31, 2017, the impact on the Company's net deferred tax assets and liabilities as a result of the decrease in the tax rate was not material.

The Company estimates SR&ED expenditures and claims investment tax credits for income tax purposes based on management’s interpretation of the applicable legislation in the Income Tax Act (“the Act”) and related provincial legislation. These claims are subject to audit by the tax authorities. In the opinion of management, the treatment of research and development expenditures for income tax purposes is appropriate. Any difference between recorded refundable tax credits and amounts ultimately received is recorded when the amount becomes known.

As at December 31, 2017 and 2016, the Company had unused non-capital tax losses of approximately $96,495 and $17,728 respectively. U.S. state losses of $80,458 are included in the balance at December 31, 2017. In addition, at December 31, 2017 and 2016, the Company has SR&ED expenditure pool balance totaling $13,148 and $12,683 respectively, and investment tax credits of $3,762 and $3,435 respectively, that are due to expire as follows:

	Non-Capital Losses $	SR&ED Expenditures $	Investment Tax Credits $
2032	14	—	394
2033	52	—	197
2034	245	—	563
2035	625	—	557
2036	30,023	—	1,050
2037	65,536	—	1,001
Indefinite	—	13,148	—
	96,495	13,148	3,762

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

20.    Segment and Geographical Information

The Company has determined that it operates in a single operating and reportable segment.

The following table presents total external revenues by geographic location, based on the location of the Company’s merchants.

	2017		2016
	Amount $	%	Amount $	%
Canada	48,107	7.2%	26,893	6.9%
United States	478,286	71.0%	284,095	72.9%
United Kingdom	44,590	6.6%	25,958	6.7%
Australia	31,625	4.7%	18,163	4.7%
Rest of World	70,696	10.5%	34,221	8.8%
	673,304	100.0%	389,330	100.0%

The following table presents the total net book value of the Company’s long-lived physical assets by geographic location.

	2017		2016
	Amount $	%	Amount $	%
Canada	40,309	80.0%	33,863	74.1%
United States	9,633	19.2%	11,689	25.5%
Rest of World	418	0.8%	167	0.4%
	50,360	100.0%	45,719	100.0%

21.	Business Acquisitions

Oberlo UAB

On April 28, 2017, the Company completed the acquisition of Oberlo UAB (Oberlo), a company located in Lithuania that facilitates product sourcing and dropshipping. The Company acquired 100 percent of the outstanding shares of Oberlo in exchange for cash consideration of $17,239. The transaction was accounted for as a business combination. The operations of Oberlo have been consolidated into the Company's results as of the acquisition date.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

The following table summarizes the purchase price allocation of the Oberlo assets acquired and liabilities assumed at the acquisition date:

Amount $
Net closing working capital:
Cash	1,521
Trade Accounts Receivable	1,603
Accounts Payable	(885)
Estimated fair value of identifiable assets acquired:
Acquired technology	11,590
Customer relationships	395
Goodwill	4,813
Deferred tax liability on acquired intangibles	(1,798)
Total purchase price	17,239

The acquired technology, the Oberlo app, was valued at $11,590 and customer relationships were valued at $395 using a discounted cash flow methodology, and are being amortized over 3 and 2 years, respectively. Goodwill from the Oberlo acquisition is primarily attributable to the expected synergies that will result from integrating the Oberlo solution with the Company's platform, and the acquisition of an assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes. The deferred tax liability relates to the taxable temporary difference on the acquired intangible assets.

Prior Year Acquisitions

Boltmade, Inc.

On October 3, 2016, the Company completed the acquisition of Boltmade, Inc. (Boltmade), a product design and development consultancy firm based in Waterloo, Ontario. The Company acquired 100 percent of the outstanding shares of Boltmade in exchange for cash consideration of $6,015. The transaction was accounted for as a business combination. The operations of Boltmade have been consolidated into the Company's results as of the acquisition date.

The following table summarizes the purchase price allocation of the Boltmade assets acquired and liabilities assumed at the acquisition date:

Amount $
Net closing working capital	515
Estimated fair value of identifiable assets acquired:
Net tangible assets acquired	50
Goodwill	5,450
Total purchase price	6,015

Goodwill from the Boltmade acquisition is primarily attributable to the incremental income that is expected to be generated by the Company as a result of acquiring the Boltmade assembled workforce, which is expected to deliver synergies in web and mobile development by providing an immediate pool of talent to execute on the Shopify Plus product roadmap. None of the goodwill recognized is expected to be deductible for income tax purposes.

Shopify Inc.
Notes to the Consolidated Financial Statements
Expressed in US $000's except share and per share amounts

Kit CRM Inc.

On April 18, 2016, the Company completed the acquisition of Kit CRM Inc. (Kit), a virtual marketing assistant that leverages messaging to help businesses market their online stores. The Company acquired 100 percent of the outstanding shares of Kit in exchange for cash consideration of $8,254. The transaction was accounted for as a business combination. The operations of Kit have been consolidated into the Company's results as of the acquisition date.

The following table summarizes the purchase price allocation of the Kit assets acquired and liabilities assumed at the acquisition date:

Amount $
Net closing working capital	254
Estimated fair value of identifiable assets acquired:
Acquired technology	1,071
Goodwill	6,929
Total purchase price	8,254

The acquired technology, the Kit app, which was valued at $1,071 using a discounted cash flows methodology, is being amortized over 2 years. Goodwill from the Kit acquisition is primarily attributable to expected synergies as the Company supports the growing trend towards conversational commerce, supporting the continued growth of gross merchants’ volume by enhancing the Company’s merchants’ marketing capabilities, and the acquisition of an assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

22.    Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current period presentation.